UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Intelligent Medicine Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45828D106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 722615200	13G	Page 1 of 5

1.	Names of Reporting Persons Intelligent Medicine Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,900,000 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,900,000 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.9% (1)(2)
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)            See Item 4 below. The Reporting Person owns 4,900,000 shares of Class B common stock of the Issuer, which are automatically convertible into the Issuer’s Class A common stock, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-260205).

(2)            Excludes 9,245,000 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 722615200	13G	Page 2 of 5

Item 1.

(a)	Name of issuer

Intelligent Medicine Acquisition Corp. (the “Issuer”).

(b)	Address of issuer’s principal executive offices

9001 Burdette Rd. Bethesda, MD 20817

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed by Intelligent Medicine Sponsor LLC (the “Reporting Person”).

(b)	Address or principal business office or, if none, residence

The address of the Reporting Person is: 9001 Burdette Rd., Bethesda, MD 20817.

(c)	Citizenship

The Reporting Person is a Delaware limited liability company;

(d)	Title of class of securities

Class A common stock, par value $0.0001 per share (the “Class A Common Stock”).

(e)	CUSIP No.

45828D106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Person holds 4,900,000 shares of Class B common stock, representing 18.9% of the total Class A and Class B common stock issued and outstanding. The shares of Class B common stock are automatically convertible into shares of Class A common stock at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to adjustment, as more fully described in the section entitled “Description of Securities – Founder Shares” in the Issuer's Form S-1 as initially filed with the Securities and Exchange Commission on October 13, 2021, as amended.

CUSIP No. 722615200	13G	Page 3 of 5

Messrs. Gregory C. Simon, Jack D. Hidary, Samir N. Khleif, and Geoffrey S. Ling are the four managers of the Reporting Person. Any action by the Reporting Person with respect to the Issuer or the shares owned by the Reporting Person, including voting and dispositive decisions, requires a majority vote of the managers of the Reporting Person. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of the managers of the Reporting Person, none of the managers of the Reporting Person is deemed to be a beneficial owner of the Reporting Person’s securities, even those in which such manager holds a pecuniary interest. Accordingly, none of Messrs. Simon, Hidary, Khleif, and Ling is deemed to have or share beneficial ownership of the shares of the Issuer held by the Reporting Person.

The percentages used in this Schedule 13G are based on 20,700,000 shares of the Issuer’s Class A common stock and 5,175,000 shares of its Class B common stock issued and outstanding as of December 20, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2021, filed with the Securities and Exchange Commission on December 20, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Intelligent Medicine Sponsor LLC

By:	/s/ Gregory C. Simon
Name:	Gregory C. Simon
Title:	Manager